

May 12, 2015

<u>Via E-Mail</u>
Mr. Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836

  **Re: Leggett & Platt, Incorporated**
     **Form 10-K**
     **Filed February 26, 2015**
     **File No. 1-07845**

Dear Mr. Flanigan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>T – Contingencies, page 113</u>

1. We note that you recognized a total of $89 million in litigation accruals, of which $32 million and $22 million were recognized during the third and fourth quarters of fiscal year 2014, respectively, for continuing operations and $8 million and $27 million were recognized during the third and fourth quarters of fiscal year 2014, respectively, for discontinued operations.  Please address each of the following as it relates to these litigation accruals:
   - The time table surrounding the settlement discussions related to the U.S. direct purchaser class action cases.
   - Please help us understand why you were unable to estimate the amount or range of reasonably possible loss in excess of accrual as of August 5, 2014, the date you

    filed the second quarter of fiscal year 2014 Form 10-Q, as the tentative settlement agreement was reached on August 14, 2015.

- Please help us understand why you were unable to estimate the amount or range of reasonably possible loss in excess of accrual as of November 4, 2014, the date you filed the third quarter of fiscal year 2014 Form 10-Q. In this regard, we note that you recognized an additional $49 million litigation accrual in the fourth quarter of fiscal year 2014, of which you state the majority is for the foam antitrust proceedings.

2. We note your disclosure on page 118 that the Brazilian VAT matters are not part of your conclusion that the reasonably possible losses are not expected to materially affect your consolidated financial statements, as such amount has been disclosed above. However, we did not note your disclosure of the reasonably possible losses for these assessments. Please revise your disclosures to provide the amount or range or to disclose that the amount or range cannot be estimated. Please refer to ASC 450-20-50 for guidance.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Branch Chief